Exhibit 99.1

VNET Provides Update on its Status under the Holding Foreign Companies Accountable Act

BEIJING, May 5, 2022 /PRNewswire/ -- VNET Group, Inc. (NASDAQ: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that the Company is aware of the fact that it was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (the “HFCAA”) on May 4, 2022 U.S. Eastern Time, following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 26, 2022.

The Company understands that the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder. This indicates that the SEC has determined the Company used a registered public accounting firm as its independent auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”), to issue the audit opinion for the Company's financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s shares or American depositary shares from being traded on a U.S. national stock exchange or in the over-the-counter trading market in the United States if such company has been identified by the SEC for three consecutive years due to the PCAOB’s inability to inspect the registered public accounting firm’s working paper related to such company.

VNET has been actively exploring possible solutions to best protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the U.S.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's Internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu
Tel: +86 (10) 8456-2121
Email: ir@vnet.com